THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED
                      PURSUANT TO RULE 901(d) OF REGULATION S-T

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 12)*

                                SOUTHERN UNION COMPANY
                                   (Name of Issuer)

                       COMMON STOCK, $1.00 PAR VALUE PER SHARE
                            (Title of Class of Securities)

                                       84402810
                                    (CUSIP Number)

                                 STEPHEN A. BOUCHARD
                                 FLEISCHMAN AND WALSH
                        1400 SIXTEENTH STREET, N.W., SUITE 600
                               WASHINGTON, D.C.  20036
                                   (202) 939-7911
                      (Name, Address and Telephone No. of Person
                  Authorized to Receive Notices and Communications)

                                   (NOT APPLICABLE)
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

          Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note:   Six  copies of  this statement,  including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

          CUSIP No. 84402810                           Page 2 of 11 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 GEORGE L. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Of Organization

                 U.S.

          NUMBER  OF SHARES  BENEFICIALLY  OWNED BY  EACH REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      744,900

               8.   Shared Voting Power

                         -0-

               9.   Sole Dispositive Power

                      744,900

               10.  Shared Dispositive Power

                         -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 744,900

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 6.5%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 3 of 11 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 DR. F. B. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER  OF SHARES  BENEFICIALLY  OWNED BY  EACH REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      883,220

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      883,220

               10.  Shared Dispositive Power

                         -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 883,220

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 7.7%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 4 of 11 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 GEORGE LINDEMANN, JR.

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER  OF SHARES  BENEFICIALLY  OWNED BY  EACH REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      999,553

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      999,553

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 999,553

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.7%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 5 of 11 Pages


               Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 ADAM M. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER  OF SHARES  BENEFICIALLY  OWNED BY  EACH REPORTING  PERSON
          WITH:

                7.  Sole Voting Power

                      999,553

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      999,553

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 999,553

          12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares* X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.7%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 6 of 11 Pages


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                 SLOAN N. LINDEMANN

          2.   Check the Appropriate Box If A Member Of A Group*      (a)
                                                                      ( b )
          X

          3.   SEC Use Only

          4.   Source of Funds*

                 PF, AF

          5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(E).

          6.   Citizenship Or Place Or Organization

                 U.S.

          NUMBER  OF SHARES  BENEFICIALLY  OWNED BY  EACH REPORTING  PERSON
          WITH:

               7.   Sole Voting Power

                      999,553

               8.   Shared Voting Power

                        -0-

               9.   Sole Dispositive Power

                      999,553

               10.  Shared Dispositive Power

                        -0-

          11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                 999,553

          12.  Check  Box  If The  Aggregate  Amount In  Row  (11) Excludes
               Certain Shares*   X

          13.  Percent Of Class Represented By Amount In Row (11)

                 8.7%

          14.  Type Of Reporting Person*

                 IN

          CUSIP No. 84402810                           Page 7 of 11 Pages



               The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992, September
          23, 1992, October  25, 1993, January 11, 1994  and March 24, 1994
          (this "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of Southern Union Company, a Delaware corporation (the "Issuer"), by George L. Lindemann, Dr. F.B. Lindemann, Adam M. Lindemann, George Lindemann, Jr., and Sloan N. Lindemann (each a "Reporting Person" and, together, the "Reporting Persons") is hereby amended as follows:

          ITEM 2.   IDENTITY AND BACKGROUND

               (b)-(c) Adam M. Lindemann is a Director of the Issuer. Mr. Lindemann's principal address is 32 East 64th Street, New York, New York 10022.

               Dr. F.B. Lindemann is the wife of George L. Lindemann. Dr. Lindemann's principal address is 950 Maidstone Drive, Wellington, Florida 33414.

               George L. Lindemann is Chairman of the Board, Chief Executive Officer and a Director of the Issuer. Mr. Lindemann's principal address is 950 Maidstone Drive, Wellington, Florida 33414.

               George Lindemann, Jr.'s principal address is 11950 Maidstone Drive, Wellington, Florida 33414.

               Sloan N. Lindemann's principal address is 800 Fifth Avenue, New York, New York 10022.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Reporting Persons acquired, in the aggregate, 1,168,200 shares of Common Stock reported herein pursuant to the Amended and Restated Cash Merger Agreement ("Merger Agreement") among the Issuer, Metro Mobile CTS, Inc. ("Metro Mobile") and SU Acquisition, Inc. ("Newco"), dated August 10, 1989. Pursuant to the Merger Agreement, Metro Mobile declared a dividend on its Class A common stock and Class B common stock payable in the amount of one share of Newco common stock for every four shares of any combination of Metro Mobile Class A and/or Class B common stock. Immediately after such distribution, Newco was merged into the Issuer and the shares of Newco common stock previously distributed to the shareholders of Metro Mobile were converted into an equal number of shares of Common Stock. The Reporting Persons did not expend any funds or other consideration for these 1,168,200 shares of Common Stock.

               The Reporting Persons used personal funds to acquire, in the aggregate, 689,900 shares of Common Stock.

          CUSIP No. 84402810                           Page 8 of 11 Pages


               In a subscription rights offering by the Issuer, 911,595 shares of Common Stock reported herein were purchased directly from the Issuer on December 31, 1993 for a total of $22,789,875 in funds. Each of the Reporting Persons borrowed their portion of such funds from Activated Communications Limited Partnership ("Activated"), which is owned and managed by or for the benefit of the Reporting Persons. George L. Lindemann is Chairman of the Board and President, and Dr. F.B. Lindemann is a Director, of the sole general partner of Activated.

               The 198,000 shares of Common Stock purchased by the Reporting Person in October 1994 as reported in Item 5(c) of this Amendment No. 12 were purchased using $3,304,000 in funds borrowed from Activated.

               Approximately 157 shares and 204 shares held by George L. Lindemann were purchased pursuant to his participation in the Southern Union Supplemental Deferred Compensation Plan and the Southern Union Savings (401(k)) Plan, respectively. Such shares, including employer matching contributions, were purchased by the respective trustees for such plans at market prices.

               The remaining shares were acquired as a result of: a three-for-two stock split distributed in the form of a 50% stock dividend on March 9, 1994; and a 50% stock dividend distributed on June 30, 1994.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) George L. Lindemann and Dr. F.B. Lindemann, husband and wife, beneficially own 1,628,120 shares or 14.2% of the outstanding shares of Common Stock. The 1,628,120 shares beneficially owned by George L. Lindemann and Dr. F.B. Lindemann include: 66,150 shares that George L. Lindemann is entitled to purchase upon the exercise of stock options granted to him;
          approximately 157 shares held through the Southern Union Supplemental Deferred Compensation Plan; and approximately 204 shares held by the Southern Union Savings (401(k)) Plan.

               Each of Adam M. Lindemann, George Lindemann, Jr., and  Sloan
          N. Lindemann beneficially own 999,553 shares of Common Stock.

               Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any of the other Reporting Persons.

               (b)  Adam M. Lindemann has:

                     (i) Sole power  to vote or direct the  vote of 999,553
                         shares of Common Stock.

                    (ii) Shared  power  to vote  or  direct the  vote  of 0
                         shares of Common Stock.

          CUSIP No. 84402810                           Page 9 of 11 Pages


                   (iii) Sole power to dispose or direct the disposition of
                         999,553 shares of Common Stock.

                    (iv) Shared power to dispose or direct the  disposition
                         of 0 shares of Common Stock.

               Dr. F.B. Lindemann has:

                    (i) Sole power to vote or direct the vote of 883,220 shares of Common Stock.

                    (ii) Shared power  to  vote or  direct  the vote  of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         883,220 shares of Common Stock.

                    (iv) Shared power to dispose or direct the  disposition
                         of 0 shares of Common Stock.

               George L. Lindemann has:

                    (i) Sole power to vote or direct the vote of 744,900 shares of Common Stock (includes 66,150 shares underlying options; see paragraph (a) under Item
                         (5) above).

                    (ii) Shared  power  to vote  or  direct the  vote  of 0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         744,900 shares of Common Stock (includes 66,150 shares underlying options; see paragraph (a) under Item (5) above and Item 6 below).

                    (iv) Shared power  to dispose or direct the disposition
                         of 0 shares of Common Stock.

               George Lindemann, Jr. has:

                    (i) Sole power to vote or direct the vote of 999,553 shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         999,553 shares of Common Stock.

                    (iv) Shared power  to dispose or direct the disposition
                         of 0 shares of Common Stock.

          CUSIP No. 84402810                           Page 10 of 11 Pages


               Sloan N. Lindemann has:

                    (i) Sole power to vote or direct the vote of 999,553 shares of Common Stock.

                    (ii) Shared  power to  vote  or direct  the  vote of  0
                         shares of Common Stock.

                   (iii) Sole power to dispose or direct the disposition of
                         999,553 shares of Common Stock.

                    (iv) Shared power to dispose  or direct the disposition
                         of 0 shares of Common Stock.

               (c) The following are all of the purchases made by the Reporting Persons during the past 60 days.

                                                 NUMBER
             REPORTING PERSON        DATE       OF SHARES    PRICE PER SHARE

          Dr. F.B. Lindemann       10/27/94     10,000           16 5/8%
                                   10/28/94     10,000           16 5/8%
                                   10/31/94     18,000           16 3/4%

          George L. Lindemann      10/27/94     10,000           16 5/8%
                                   10/28/94     10,000           16 5/8%
                                   10/31/94     20,000           16 3/4%

          George Lindemann, Jr.    10/27/94     10,000           16 5/8%
                                   10/28/94     10,000           16 5/8%
                                   10/31/94     20,000           16 3/4%

          Adam M. Lindemann        10/27/94     10,000           16 5/8%
                                   10/28/94     10,000           16 5/8%
                                   10/31/94     20,000           16 3/4%

          Sloan N. Lindemann       10/27/94     10,000           16 5/8%
                                   10/28/94     10,000           16 5/8%
                                   10/31/94     20,000           16 3/4%

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,      UNDERSTANDINGS     OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Each of the Reporting Persons has entered into a Promissory Note and Security Agreement dated as of December 31, 1993 with Activated granting Activated a security interest in all shares owned by the Reporting Persons.

               George L. Lindemann was previously granted employee stock options with respect to 157,500 shares of Common Stock, of which options with respect to 66,150 shares of Common Stock are currently, or within 60 days of the date of this report will be,

          CUSIP No. 84402810                           Page 11 of 11 Pages


          exercisable. Of the remaining 91,350 options, options for 7,875 shares, 7,875 shares, 12,600 shares, 7,875 shares, 7,875 shares, 15,750 shares, 7,875 shares, 7,875 shares 7,875 shares, 7,875 shares and 7,875 shares first become exercisable on February 10, 1995, February 13, 1995, October 6, 1995, February 10, 1996,
          February 13, 1996, October 6, 1996, February 10, 1997, October 6, 1997, February 10, 1998 and February 10, 1999, respectively. The options with respect to these 157,500 shares have exercise prices of $9.13 (78,750 shares), $10.67 (39,375 shares) and $23.00
          (39,375 shares) per share. The Issuer has the right to make a cash payment in lieu of issuing shares of Common Stock upon the exercise of these options. (See paragraph (a) under Item 5, above.) George L. Lindemann also participates in the Southern Union Deferred Compensation Plan and the Southern Union Savings (401(k)) Plan. Pursuant to such plans, George L. Lindemann is eligible to purchase shares of Common Stock with employee contributions and receive shares of Common Stock as employer matching contributions.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               A. Form of Promissory Note and Security Agreement (previously filed).

               B.   Power of Attorney (previously filed).


                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated: November 4, 1994            George L. Lindemann
                                             Dr. F.B. Lindemann
                                             Adam M. Lindemann
                                             George Lindemann, Jr.
                                             Sloan N. Lindemann



                                             By:/s/ Stephen Bouchard
                                                Stephen A. Bouchard
                                                Attorney-In-Fact




          13928